FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: June 18, 2008

Index

Item	Description of Item

1.	Summary of Minutes of the 57th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2007

2.	Summary of Minutes of the 421st Meeting of the Board of Directors, Companhia Energética de Minas Gerais, November 13, 2007

3.	Summary of Minutes of the 58th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 29, 2007

4.	Summary of Minutes of the 422nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, November 29, 2007

5.	Summary of Minutes of the 59th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 11, 2007

6.	Summary of Minutes of the 65th Meeting of the Board of Directors, Cemig Distribuição S.A., February 14, 2008

7.	Summary of Minutes of the 66th Meeting of the Board of Directors, Cemig Distribuição S.A., March 6, 2008

8.	Summary of Minutes of the 428th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, March 6, 2008

9.	Summary of Minutes of the 67th Meeting of the Board of Directors, Cemig Distribuição S.A., March 25, 2008

10.	Summary of Minutes of the 429th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, March 25, 2008

11.	Presentation, “Balance of Supply and Demand,” May 2008

12.	Market Announcement, Companhia Energética de Minas Gerais, May 26, 2008

13.	Summary of Minutes of the 434th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 27, 2008

14.	Summary of Principal Decisions at the 71st Meeting of the Board of Directors, Cemig Distribuição S.A., May 27, 2008

15.	Summary of Principal Decisions at the 69th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 27, 2008

16.	Invitation to Extraordinary General Meeting of Stockholders: Convocation, May 27, 2008

17.	Notice to Stockholders, Companhia Energética de Minas Gerais, June 11, 2008

18.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., June 13, 2008

19.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais, June 13, 2008

1.                                       Summary of Minutes of the 57th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2007

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 57th meeting of the Board of Directors

Date, time and place:	November 13, 2007, at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –                               The Board approved the minutes of this meeting.

II –            The Board authorized the following matters relating to the Santo Antônio Hydroelectric complex:

a)              Participation by Cemig GT, jointly with Furnas Centrais Elétricas S.A. – Furnas, Odebrecht Investimentos em Infra-Estrutura Ltda., Construtora Norberto Odebrecht S.A., Andrade Gutierrez Participações S.A. and Fundo de Investimento em Participações Amazônia Energia, in the tender proceedings to be held by the Mining and Energy Ministry to obtain the license for use of a public asset for commercial operation of the Santo Antônio Hydroelectric potential (“the Auction”), and the following was also authorized:

(i)    signing by Cemig GT of a Consortium Constitution Undertaking and a commitment to Constitute a Special-purpose Company (SPC), as required by Aneel in the tender document on the project; or,

(ii)   participation by Cemig GT in the Special Purpose Company Madeira Energia S.A. – MESA, constituted on August 27, 2007, exclusively to take part in the Auction, and also all the activities necessary for construction, operation, maintenance and commercial operation of the Santo Antônio Hydroelectric Complex and the associated transmission systems, located on the Madeira River, in the state of Rondônia. The participation of Cemig GT will be 10% of the voting capital and will take place through subscription of shares in the amount of approximately four hundred and twenty million Reais, the paying-up of which shall be conditional upon the success in the Auction and in accordance with the timetable of the works. If the Consortium or the SPC wins the Auction, it is agreed that a wholly-owned subsidiary of the SPC shall be created, and this is now hereby authorized by the Board of Directors;

b)             Signing by Cemig GT of a Memorandum of Understanding to establish the procedures and periods to be complied with on the bid to be offered at the Auction, whether via Consortium, or via SPC.

c)              Signing of a Contract for Reimbursement and Sharing of Expenses, which establishes the obligation of Cemig GT, Andrade Gutierrez Participações S.A. and Fundo de Investimento em Participações Amazônia Energia to reimburse Construtora Norberto Odebrecht S.A. and Furnas, by November 30, 2007, all the common costs and expenses incurred by Construtora Norberto Odebrecht S.A. and Furnas to make possible the participation in the Auction for the said project, up to the signing of the respective concession contracts.

d)             Signing of the Agreement to Capitalize Madeira Energia S.A. – MESA and Other Matters, which establishes the stockholders’ commitment in relation to the obligation to subscribe and fully pay up the company’s capital increase.

Av.Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.     Tel.:   +55-31  3506-5024

e)

Signing of the Stockholders’ Agreement of Madeira Energia S.A. – MESA, the objective of which is to regulate the relationships between the Parties, stockholders, establishing reciprocal directives, rights and obligations, to make possible the implementation and commercial operation of the above mentioned project through Madeira Energia S.A.

f)

Consent by Cemig GT to the Corporate Governance Practices already approved by Madeira Energia S.A., which aim to establish the most up-to-date Corporate Governance Practices, based on principles that give priority to transparency and respect for all the stockholders, establishing the conditions for development and maintenance of a long term relationship with its investors.

III –

Approval: The matter relating to the Santo Antônio Hydroelectric project, mentioned in item II, above was approved unanimously, with a reservation by board member Wilton de Medeiros Daher on the importance of the Audit Board of the SPC/MESA being permanently in session, and with the suggestion by board member Andréa Paula Fernandes Pansa that this matter should be considered again by the Board of Directors of Cemig before the investment is finalized.

IV –	The following spoke on general matters and business of interest to the Company:

The CEO;
Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Alexandre Heringer Lisboa and Wilton de Medeiros Daher;

	Director:	José Carlos de Mattos; and
	Superintendents:	César Vaz de Melo Fernandes and Manoel Bernardino Soares.

The following were present:

Board members:

Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Francisco de Assis Soares, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

	Director:	José Carlos de Mattos;
	Superintendents:	César Vaz de Melo Fernandes and Manoel Bernardino Soares; and
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.                                       Summary of Minutes of the 421st Meeting of the Board of Directors, Companhia Energética de Minas Gerais, November 13, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 421st meeting of the Board of Directors

Date, time and place:	November 13, 2007, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –	The Board approved the minutes of this meeting.

II –	The Board authorized the following matters relating to the Santo Antônio Hydroelectric project:

a)

Participation by Cemig GT, in conjunction with Furnas Centrais Elétricas S.A. –Furnas, Odebrecht Investimentos em Infra-Estrutura Ltda., Construtora Norberto Odebrecht S.A., Andrade Gutierrez Participações S.A. and Fundo de Investimento em Participações Amazônia Energia, in the tender proceedings to be held by the Mining and Energy Ministry for the license for use of a public asset for commercial operation of the Santo Antônio Hydroelectric Potential (“the Auction”), and the following was also authorized:

		(i)	signing by Cemig GT of a Consortium Constitution Undertaking and a Commitment to Constitute an SPC, as required by Aneel in the tender document for the project; or,

(ii)

participation by Cemig GT in the Special Purpose Company Madeira Energia S.A. – MESA, which was constituted on August 27, 2007, exclusively to take part in the Auction, and also all the activities necessary for construction, operation, maintenance and commercial operation of the Santo Antônio Hydroelectric Potential and the associated transmission systems, located on the Madeira River, in the state of Rondônia. The participation of Cemig GT will be 10% of the voting capital and will take place through subscription of shares in the amount of approximately four hundred and twenty million Reais, the paying-up of which shall be conditional upon success in the Auction and in accordance with the timetable of the works. If the Consortium or SPC wins the Auction, it is agreed that a wholly-owned subsidiary of the SPC shall be created, and this is now hereby authorized by the Board of Directors;

b)

signing by Cemig GT of a Memorandum of Understanding which establishes the procedures and periods to be complied with if Cemig GT, Fundo de Investimento em Participações Amazônia Energia and/or Andrade Gutierrez Participações S.A. disagree with the decisions of Furnas, Odebrecht Investimentos em Infra-Estrutura Ltda. and Construtora Norberto Odebrecht S.A on the bid to be offered at the Auction, whether via Consortium, or via SPC. The dissenting party may transfer its participation in the SPC, provided that

		(i)	prior consent is obtained from Aneel,

(ii)

the costs and expenses already incurred and incurred in the future by the Parties for the participation in the Auction and the studies on the project shall be reimbursed in accordance with the Contract for Reimbursement and Sharing of Expenses, and

		(iii)	the dissenting party has sent notices to Furnas, Odebrecht Investimentos em Infra-Estrutura Ltda. and Construtora Norberto Odebrecht S .A., within two days of the date of the said Auction;

Av.Barbacena 1200,  Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.  Tel.:   +55-31  3506-5024.  Fax: +55-31 3506-5025.

c)

signing by Cemig GT of a Contract for Reimbursement and Sharing of Expenses, which establishes the obligation of Cemig GT, Andrade Gutierrez Participações S.A. and Fundo de Investimento em Participações Amazônia Energia to reimburse Construtora Norberto Odebrecht S.A. and Furnas, by November 30, 2007, for all the common costs and expenses incurred by Construtora Norberto Odebrecht S.A. and Furnas to make possible the participation in the Auction for the said project, up to the signing of the respective concession contracts;

d)

signing by Cemig GT of the Agreement to Capitalize Madeira Energia S.A. – MESA and Other Matters, which establishes the commitment of the stockholders in relation to the obligation to subscribe and fully pay up the company’s capital increase;

e)

signing by Cemig GT of the Stockholders’ Agreement of Madeira Energia S.A. – MESA, the objective of which is to regulate the relations between the Parties, stockholders, establishing reciprocal directives, rights and obligations, to make possible the implementation and commercial operation of the above mentioned project through Madeira Energia S.A.;

f)

consent by Cemig GT to the corporate governance practices already approved by Madeira Energia S.A., which aim to establish the most up-to-date corporate governance practices, based on principles that give priority to transparency and respect for all the stockholders, establishing conditions for development and maintenance of a long-term relationship with their investors.

III –

Approval: The matter relating to the Santo Antônio Hydroelectric project mentioned in Item II above was approved unanimously, with a reservation by the board member Wilton de Medeiros Daher on the importance of the Audit Board of the SPC/MESA being permanently in session, and with the suggestion by board member Andréa Paula Fernandes Pansa that this matter should be considered again by the Board of Directors of Cemig before the investment is finalized.

IV –	The following spoke on general matters and business of interest to the Company:

The CEO;
Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Alexandre Heringer Lisboa and Wilton de Medeiros Daher;

	Director:	José Carlos de Mattos, and;
	Superintendents:	César Vaz de Melo Fernandes and Manoel Bernardino Soares.

The following were present:

Board members:

Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Francisco de Assis Soares, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

	Director:	José Carlos de Mattos;
	Superintendents:	César Vaz de Melo Fernandes and Manoel Bernardino Soares, and;
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.                                       Summary of Minutes of the 58th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 29, 2007

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 58th meeting of the Board of Directors

Date, time and place:	November 29, 2007, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –             The Board approved the minutes of this meeting.

II –           The Board authorized:

a)              Presentation, jointly with Orteng Equipamentos e Sistemas S.A., of an indicative and non-binding proposal for implementation of a thermoelectric plant to supply electricity, not representing any obligation by Cemig GT to carry out the investment.

b)             Signing of the Twelfth Amendment to Transmission Service Contract nº 005/1999 – Existing Facilities, with the National System Operator (ONS), for adaptation to Aneel Authorizing Resolution 922/2007, which authorizes implementation of strengthening support in Cemig GT’s transmission facilities, in relation to the re-capacitation of seven 230kV transmission lines.

c)              Signing of the Thirteenth Amendment to Transmission Service Contract 005/1999 and the Seventh Amendment to Transmission Service Contract 002/2000, of the ONS, to alter the Annual Permitted Revenues (RAPs), established in Aneel Homologating Resolution 496/2007.

d)             Signing of the First Amendment to Contract to Share Facilities No. 15.653, with Furnas Centrais Elétricas S.A.– Furnas, with the ONS as consenting party, for: establishment of commercial and civil responsibilities, conditions and the technical and operational procedures necessary for implementation and access to the facilities linked to the bank of capacitors, at the Ouro Preto 2 substation; perfecting of initial services provided by Cemig GT to Furnas; inclusion, among the shared facilities, of the artesian well and the inflammable products hangar, belonging to the concession of Furnas; and the grant to that Company, by loan of the building, of the former head office of the Itabirito transmission division, under concession from Cemig GT, with period of validity up to July 7, 2015, all the other clauses and conditions stipulated in the CCI remaining valid.

e)              Opening of Administrative Tender proceedings, and contracting of security guard services for the company’s facilities in Belo Horizonte and Contagem, for a period of twelve months, able to be extended for up to forty eight months, with a maximum limit of sixty months, the cost to be shared in the proportion of 31% for Cemig GT and 69% for Cemig D.

III –        The Board ratified:

a)              Signing of the Counter-Guarantee Contract to obtain guarantee insurance for the proposal for participation of Cemig GT in Aneel Auction 05/2007, relating to the Santo Antônio hydroelectric plant – the Madeira Project – between Unibanco AIG Seguros S.A. and the companies Cemig GT, Andrade Gutierrez Participações S.A., Odebrecht Investimentos em Infraestrutura Ltda., Construtora Norberto Odebrecht S.A., Furnas Centrais Elétricas S.A. and Fundo de Investimento em Participações Amazônia Energia, with the Madeira Energia consortium as consenting party, with period of validity up to July 2008, or until the presentation of the Guarantee of Full Contract Compliance specified in the tender document of the Auction.

Av.Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte,   MG,   Brazil.   Tel.:   +55-31 3506-5024.

b)             Injection of capital, in the amount of ten thousand Reais, into Madeira Energia S.A – MESA, consequently altering CRCA 082/2007, establishing the participation of Cemig GT in that Company at ten percent of the voting capital, with subscription of shares in the approximate amount of up to four hundred and twenty million Reais, on the following timetable: ten thousand Reais to be subscribed and paid up in the period November 14 to 29, 2007 and the remaining amount conditional upon on success in Aneel Auction 005/2007, when the paying up of the remainder shall take place in accordance with the timetable of the works.

IV –

The board re-ratified CRCA 037/2006, authorizing the participation of the Company in the implementation and commercial operation of the Pipoca small hydroelectric plant, signing of the Stockholders’ Agreement, and subscription, by Cemig GT, of shares in SPC Hidrelétrica Pipoca S.A., holder of the authorization from Aneel to put in place and commercially operate the Pipoca small hydro plant, and also authorizing the paying up of the injection of capital by Cemig GT, the other terms of that CRCA remaining unchanged

V –	The board members decided the calendar of probable meetings for this Board for 2008.

VI –

The board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the matters relating to signing of the counter-guarantee contract and the subscription of shares in Madeira Energia S.A., mentioned in item III above.

VII –

The Board member Wilton de Medeiros Daher voted against the matter relating to the indicative non binding bid for implementation of a thermoelectric plant for supply electricity mentioned in item II, sub-item “a”, above.

VIII –	The Chairman called members to meet on December 11, 2007 at 9:30 a.m., and December 18, at 9 a.m., at the company’s head office, stating that the agenda will be sent at an opportune time.

IX –	The following spoke on general matters and business of interest to the Company:

The CEO;
	Board members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.             Summary of Minutes of the 422nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, November 29, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 422nd meeting of the Board of Directors

Date, time and place:	November 29, 2007, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –	The Board approved the minutes of this meeting.

II –	The Board authorized:

1)

signing of the Commitment Undertaking with Andrade Gutierrez Concessões S.A. to establish the commitment of the parties to present, jointly, a binding bid in the Auction to be held by BNDES Participações S.A. for the acquisition of up to 100% of the total capital of Companhia Brasiliana de Energia–Brasiliana; and establish the commitment to constitute a special-purpose company (SPC); and substantially establish the terms and conditions for the constitution of the SPC and the relationship between the partners of the SPC, if the above-mentioned binding bid wins;

2)	addition to the budget, for contracting of advisors for valuation of the Brasiliana Project; and

3)	constitution of the said SPC, subscription and paying up of its shares and signing of the Stockholders’ Agreement.

III –	The board granted annual paid leave to the CEO Djalma Bastos de Morais for the period January 2 to January 31, 2008.

IV –	The board confirmed signature of the loan contract with Empresa de Infovias S.A., dated November 14, 2007.

V –

The board re-ratified CRCA (Board Spending Decision) 072/2007, establishing the participation of Cemig GT in Madeira Energia S.A. with 10% of the voting stock, with subscription of shares in the approximate amount of up to four hundred and twenty million Reais, according to the following timetable: ten thousand Reais to be subscribed and paid up in the period November 14–29, 2007, and the remainder conditional upon the success of Aneel Auction 005/2007, when the paying-up by the parties will take place in accordance with the timetable of the works. The other terms of that CRCA remain unchanged.

VI –	2008 meeting calendar: The board decided the calendar of probable meeting dates in 2008.

VII –	The following members —

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima,
Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa –

voted against the approval of:

a)	signing of the loan contract with Infovias; and,

b)	re-ratification of CRCA-072/2007, establishing the participation of Cemig GT in Madeira Energia S.A. and the timetable for subscription of shares, mentioned in items IV e V, above:

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

VIII–	Abstention: Wilton de Medeiros Daher abstained from voting on the matter in item II, above.

IX –	The chairman called members to meet on December 11 and 18, 2007, at 9h30min e 9 a.m. respectively, at the company’s head office, and said the agenda would be sent at an opportune time.

X –

Even considering that they did not have conflict of interest in relation to it, the board members Carlos Augusto Leite Brandão, Andréa Paula Fernandes Pansa, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa left the meeting room during the examination of the matter relating to signing of an Undertaking and a Stockholders’ Agreement mentioned in item II above, since they have information on the subject from the AES Group.

XI –	The following spoke on general matters and business of interest to the Company:

Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Wilton de Medeiros Daher, Alexandre Heringer Lisboa and Wilson Nélio Brumer;

Director:	José Carlos de Mattos, and;
Superintendents:	Luiz Felipe da Silva Veloso and João Batista Zolini Carneiro.

The following were present:

Board members:	Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre

Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

Director:	José Carlos de Mattos;
Superintendents:	Luiz Felipe da Silva Veloso and João Batista Zolini Carneiro, and;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.                                       Summary of Minutes of the 59th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 11, 2007

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 59th meeting of the Board of Directors

Date, time and place:	December 11, 2007, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –                                  The Board approved the minutes of this meeting.

II –                            The Board authorized:

a)         opening of Administrative Proceedings for Exemption from Tender, and also direct contracting, with the Electronic Ticketing System Operational Consortium SBE/BH–TRANSFÁCIL, of services of supply of electronic travel vouchers for the employees of the company in the area covered by the metropolitan region of Belo Horizonte, for a period of twelve months, able to be extended for up to forty eight months, with a maximum limit of sixty months, the cost to be shared in the following manner: 6% for Cemig, 28% for Cemig GT and 66% for Cemig D.

b)        Signing of the Fifth Amendment to the Operation and Maintenance Services Contract of the Consortium of the Igarapava hydroelectric plant, with Companhia Vale do Rio Doce S.A., Companhia Siderúrgica Nacional S.A., Votorantim Metais Zinco S.A. and Anglogold Ashanti Brasil Ltda., for provision of environment services in the period November 5, 2006 to July 6, 2007, regularizing all the acts practiced in that period.

c)         Signing of the First Amendment to the Contract to Implement Services of Measurement for Billing on the Transmission-Distribution and Generation-Transmission Frontiers, with Cemig D and the Areva T&D Brasil Consortium (Daltec), as follows:

to update the tax base-date of the contract, to September 2006;

to reduce the rate of Industrial Products (IPI) tax;

to correct, in the proposal of the contracted party, the physical classification and the IPI rates, without charges for Cemig D and Cemig GT;

to correct, in the proposal of the contracted party, the amounts of equipment contained in the commercial spreadsheets of the consolidated proposal, relating to the Três Marias, Governador Valadares 2 and Itajubá 3 substations, without charge for Cemig D and Cemig GT; and

to correct, in the proposal of the contracted party, the rate of ICMS tax;

• the global contractual price consequently being reduced. The other conditions of that contract not referred to in this instrument remain unchanged.

d)        Signing, with Acesita S.A., Linde Gases Ltda. and Sá Carvalho S.A., of the Term of Agreement for execution of changes in the Acesita, Ipatinga 1 and Timóteo substations, with prevision for transfer of assets to Cemig GT, for the establishment of conditions, procedures and responsibilities that will regulate the adaptations to the said substations, with a period of validity up to the date of signing of the Specific Term of Transfer of Facilities and the signing of the Contract for Connection to the Transmission Systems.

III –                      The Chairman withdrew from the agenda the proposal relating to the project for the Santo Antônio hydroelectric system.

IV –                     The following spoke on general matters and business of interest to the Company:

Av.Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.:  +55-31 3506-5024.

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Francelino Pereira dos Santos, Alexandre Heringer Lisboa and Wilton de Medeiros Daher;

Directors:	José Carlos de Mattos and Marco Antonio Rodrigues da Cunha, and;
Superintendents:	César Vaz de Melo Fernandes and Ricardo Luiz Diniz Gomes.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David;

Board member/ Director:	Marco Antonio Rodrigues da Cunha;
Director:	José Carlos de Mattos;
Superintendents:	César Vaz de Melo Fernandes e Ricardo Luiz Diniz Gomes, and;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6.                                       Summary of Minutes of the 65th Meeting of the Board of Directors, Cemig Distribuição S.A., February 14, 2008

Cemig Distribuição S.A.

Listed company - CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 65th meeting of the Board of Directors

Date, time and place:	February 14, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –                                The Board approved:

a)         The 2008 Urban Service Project, authorizing opening of the respective tender (s) and completion of purchases and/or contracts;

b)        The Light for Everyone Program, Phase II, authorizing opening of the respective tender proceedings, with the completion of purchases or contracts for services and materials being conditional upon contracting of all the sources of funding with the federal and/or state governments, immediate contracting of the minimum team for finalizing formation of the Program and measures that enable execution of the connections in the business year, and, on the proposal of the CEO and Vice-Chairman, the amount for the said contracting; and,

c)         the minutes of this meeting.

II –                          The Board authorized:

a)         Signing of the Working Agreement between Cemig, Cemig D, Cemig GT and Forluz for Adherence to the Cemig PSI (Integrated Pro-Health Program), to regulate the supply of the health assistance plan to the participants of the sponsor, in effect for up to sixty months from its signing, the budged amounts and forms of updating originally contracted being maintained unchanged.

b)        Signing of the Contract between Cemig, Cemig D and Cemig GT for subleasing of an area in the Júlio Soares building, in Belo Horizonte, Minas Gerais, and, with Forluz consenting, with the company winning the live auction tender for a travel agency and related services, for installation of a service office, for a period of twelve months, able to be extended for up to forty eight months, upon signature of amendments, to the maximum limit of sixty months, the following proportions of the amounts to be paid by that company: Cemig, 4%; Cemig D, 54%; Cemig GT, 42%.

c)         Signing of the Eleventh Amendment to Contracts 4570007924-530 and 4570008039-510, with Confederal Vigilância e Segurança Ltda. for the extension, on an exceptional basis, of the security guard services for the company’s facilities in Belo Horizonte and Contagem, for a further twelve months, the total cost of the contract being adjusted and shared as follows: 35% for Cemig GT, and 65% for Cemig D.

d)        Signing of a Commitment Undertaking with the State Forests Institute (IEF), for commitment by Cemig D to implement and fully execute the measures necessary for forest compensation, relating to the deforestation in the areas of permanent preservation existing along the forty five thousand five hundred kilometers of distribution lines that will be inserted in the state of Minas Gerais, with the second Phase of the Light for Everyone Program, to be in effect up to December 2009.

e)         Signing of a Working Agreement for Technical and Operational Cooperation with IEF, with the Federal University of Lavras (UFLA) and the Scientific and Cultural Foundation (FUNDECC) as consenting

Av.Barbacena 1200,   Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.  Tel.: +55-31 3506-5024.  Fax: +55-31 3506-5025

parties, to obtain Authorizations for Forest Operations (APEFs) and carrying out of technical inspections to make possible the implementation by Cemig D of rural electricity distribution networks, whether or not located in areas of permanent preservation, in environmental conservation units administered by the IEF and destined, exclusively, for full functioning of the Light for Everyone Program, with a period of validity of twenty four months, from the date of its publication, there being no pass-through of funds by Cemig D, and the expenses arising from the obligations assumed by it to be borne by the respective budget allocations.

f)           Re-ratification of Administrative Proceedings for Exemption from Tender MS/AS 530-E–50021, authorizing the contracting, directly with the company Accenture do Brasil Ltda., for up to six months, of services of consultancy, for support and operation of the management structure of the Light for Everyone Program and support for the closing of the implementation contracts of that Program, and also the exceptional extension of validity of Contract 4680003229, for carrying out of the tendering of services, its period being extended from twenty seven months to up to thirty three months, the global value for the contract being adjusted.

III –                      The board submitted the Technical Feasibility Study for Offsetting of Tax Credits to KPMG Auditores Independentes, for examination.

IV –                     The board ratified:

a)         signing, with Incra (the National Land Occupation and Reform Institute) of the Sixth Amendment to Working Agreement CRT/MG/10.000/2001, to extend its period of validity from December 31, 2007 to July 31, 2008; to exclude the Mocambinho and Santa Rosa land allocation projects, located respectively in the municipalities of Jaíba and Paracatu; and, to comply with the recommendation of the General Federal Comptrollers’ Office in the state of Minas Gerais for adaptation of the Working Agreement to the provisions of Article 7 of IN/STN/01/97.

b)        The incentive donation, in the amount of four hundred and fifty thousand Reais, to the Programa VitaSopa (4) project, through the Minas Gerais State Children and Adolescents’ Council.

c)         The incentive donation, in the amount of three hundred thousand Reais, to the Infants Education Solidarity Centers (2007) project, through the Minas Gerais State Children and Adolescents’ Council.

d)        Signing of Working Agreements with the Municipal Councils for the Rights of Children and Adolescents of the States of Minas Gerais, São Paulo and Goiás, in the municipalities where institutions participating in the “AI6% – Creating Citizens 2007” Program have been indicated, for passing through to those Councils of the donations to the Children’s and Adolescents’ Funds (FIAs) by the employees of Cemig, Cemig D and Cemig GT, for a period of up to eleven months.

V –                           The Board re-ratified CRCA-082/2007, which authorized contracting of financing with Centrais Elétricas Brasileiras S.A. – Eletrobrás for the Cresce Minas program, altering the amortization financing conditions, the other provisions of that CRCA remaining unchanged.

VI –                     The following matters were withdrawn from the agenda:

a)         delegation to the Executive Board of the Company competence to sign, with Copasa, Terms and Contracts of Agreement related to works on the electricity distribution System, Contracts for Connection to the Distribution System, Contracts for Use of the Distribution System, Contracts for Sharing of Infrastructure, Contracts for Supply of Electricity to Captive Clients and the respective cancellation of contracts, and amendments.

b)        Direct contracting, with the Belo Horizonte Store Owners’ Chamber (CDL/BH) and with Serasa S.A., of consumers’ negative credit record services in Cemig D’s concession area; and

c)         The 2008 Complementary Works Expansion Program.

VII –                 The board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the matters mentioned in items IV, sub-items “a”, “b”, “c” and “d”, which deal with the ratification of an amendment to the agreement with Incra, of incentive donations to projects, and signing of working agreements with mgs Municipal Councils for the Rights of Children and Adolescents of the state of Minas Gerais; and, II, sub-item “f “, above , on the signing of a service provision contract for management consultancy for the Light for Everyone Program; with the exception of the matter relating to the Light for Everyone Program Phase II, referred to in item I, line “b”, above.

VIII –             Abstention: The board member Aécio Ferreira da Cunha abstained from voting on the matters relating to the incentive donations, through the state Council for Children and Adolescents of Minas Gerais, mentioned in item III, lines “b” e “c”, above.

IX –                     Abstention: The board member Carlos Augusto Leite Brandão abstained from voting on the matter relating to the signing of the Working Agreement for Adhesion to the Cemig Integrated Pro-Health System (PSI) mentioned in item II, sub-item “a”, above.

X –                         The board member Wilton de Medeiros Daher voted against the matter mentioned in item I, sub-item “b”, above, relating to the Light for Everyone Program Phase II.

XI –                     Resignation: The Chairman reported the resignation of substitute board member Eduardo Leite Hoffmann, on January 31, 2008, in accordance with a letter in the company’s possession.

XII –                 The Chairman requested distribution of data relating to contracts for purchase and sale of electricity, retail supply of electricity and use of the Distribution System, with values of R$ 5 million or more, negotiated in 2007, as a result of the delegation of powers of the Board of Directors to the Executive Board.

XIII –            The following spoke on general matters and business of interest to the Company:

Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Lauro Sérgio Vasconcelos David, Francisco de Assis Soares, Wilton de Medeiros Daher, Wilson Nélio Brumer and Aécio Ferreira da Cunha;

Vice-Chairman and CEO:	Djalma Bastos de Morais;
Director:	Luiz Fernando Rolla;
Superintendents:	Ricardo José Charbel and Tarcísio Andrade Neves; and
Consultants:	Representatives of Roland Berger Strategy Consultants,

The following were present:

Board members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David

Vice-Chairman and CEO:	Djalma Bastos de Morais;
Audit Board:	Marcus Eolo de Lamounier Bicalho;
Director:	Luiz Fernando Rolla;
Superintendents:	Ricardo José Charbel and Tarcísio Andrade Neves;
Consultants:	Representatives of Roland Berger Strategy Consultants, and;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

7.                                       Summary of Minutes of the 66th Meeting of the Board of Directors, Cemig Distribuição S.A., March 6, 2008

Cemig Distribuição S.A.

Listed company - CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 66th meeting of the Board of Directors

Date, time and place:	March 6, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –	The Board approved:

A)	The Technical Feasibility Study for Offsetting of Tax Credits, which is the basis for tax accounting of deferred tax credits contained in the Financial Statements of 2007.

B)

The proposal by board member Alexandre Heringer Lisboa that the Board of Directors should authorize its Chairman to call Ordinary and Extraordinary Meetings of Stockholders, to be held together on April 25, 2008, at 4 PM; and if the minimum obligatory quorum is absent, proceed to second convocation of stockholders in the period specified by law.

C)

The Voluntary Dismissal Program (PPD), on a permanent basis, applicable to spontaneous rescissions of Employment Contracts, and also other criteria applicable to specific situations of employees who meet the requirements for retirement, with the alterations proposed by the Vice-Chairman of the Board and CEO, Djalma Bastos de Morais.

D)

Revision of the Project for Establishment of Oil Separating Chambers in the Sub-transmission Substations, extending the period of validity and adjusting their value, the other items contained in CRCA 026/2005 remaining unchanged.

E)

The proposal of Board member Francelino Pereira dos Santos to elect Mr. Djalma Bastos de Morais – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, holder of Identity Card 019112140-9 (Army Ministry) and CPF 006633526-49 – as Vice-Chairman, to serve the same remaining period of office of that of the other members of the executive board, that is to say until the first meeting of the Board of Directors following the Annual General Meeting of Stockholders of 2010.

F)	The minutes of this meeting.

II –

The Board approved the Report of Management and financial statements for 2007 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30 2008.

III –

The Board authorized signing, with the Municipality of Belo Horizonte, of the Agreement to carry out works of extension and modification of distribution networks and public lighting facilities to be paid by the Municipality as and when the lots of works are executed, updated in accordance with the company’s Budget Tables in effect at the time of their conclusion, and presented through bank payments slips, the agreement having a period of validity of three hundred and sixty days from its date of signature.

IV –

The Board delegated, until March 29, 2008, to the Company’s Executive Board, with the alteration proposed by the Vice-Chairman, Djalma Bastos de Morais, the competency to authorize signing of Contracts of Sale of Electricity, after hearing the position of the Energy Risks Management Committee, of Contracts for Supply of Electricity and Reserve of Demand, for Use of the Distribution System, for Connection to the Distribution System, for Use of the Transmission Systems with the National System Operator (ONS), for Sharing its Distribution Infrastructure, and for Agreements made with clients for

Av.Barbacena 1200,   Santo Agostinho, 30190-131 Belo Horizonte, MG,  Brazil.    Tel.: +55-31 3506-5024.  Fax: +55-31 3506-5025

execution of works in the electricity distribution system, including when signed between Cemig D and any of their stockholders or companies which are their parent companies, whether contracted by them or under their common control, which individually have amounts of five million Reais or more; and to authorize the signing of the respective Amendments and Terms of Rescission, subject to this Board being advised of the instruments entered into at the meeting following their approval.

V –	The Board submitted the allocation of the net profit for 2007, as follows, in the amount of R$771,208,000, to the Ordinary and Extraordinary General meetings to be held on April 30, 2008:

	a)	R$38,560,000, being 5% of the net profit, to the Legal Reserve;

	b)	R$680,648,000 for payments of dividends as follows:

R$149,809,000 as Interest on Equity, and

R$530,839,000 in the form of complementary dividends;

to be paid in two equal installments, by June 30 and December 30, 2008, and the Executive Board may at its discretion bring forward the date depending on availability of cash;

	c)	R$52,000,000 to the Retained Earnings account, for use in capital expenditure, according to the Cash Budget.

VI –	Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the Voluntary Dismissal Program (PPD), mentioned in item I, sub-item “C”, above.

VII –	The Chairman reported the death, on February 24, 2008, of the Vice-Chairman, Agostinho Patrús.

VIII –

The board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa voted against the proposal of board member Francelino Pereira dos Santos in relation to the appointment of the Vice-Chairman mentioned in item I, sub-item “E”, above.

IX –

The elected Officer declared that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which may be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to be aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais

X –	The Chairman stated that the members of the Executive Board are now as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga
Director without specific portfolio:	Fernando Henrique Schüffner Neto
Chief New Business Development Officer:	José Carlos de Mattos
Chief Officer for Finance, Investor Relations
Officer and Control of Holdings:	Luiz Fernando Rolla
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Chief Distribution and Sales Officer:	José Maria de Macedo

XI –	The board member Wilson Nélio Brumer presented his resignation as a member of the board, as from today’s date.

XII –	The following spoke on general matters and business of interest to the Company:

The CEO;
Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil. José Augusto Pimentel Pessôa, Francelino Pereira dos Santos and Wilton de Medeiros Daher;

Vice-Chairman/CEO:	Djalma Bastos de Morais;
Director:	Luiz Fernando Rolla, and;
Manager:	Márcio Saúde Soares.

The following were present:

Board members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto and Francisco de Assis Soares;

Vice-Chairman/CEO:	Djalma Bastos de Morais;
Fiscal Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus e Luiz Otávio Nunes West
Director:	Luiz Fernando Rolla;
Manager:	Márcio Saúde Soares.
Auditors:	Representatives of KPMG Auditores Independentes
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

8.	Summary of Minutes of the 428th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, March 6, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 428th meeting of the Board of Directors

Date, time and place:	March 6, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –	The Board approved:

A)	The Technical Feasibility Study on offsetting of tax credits, constituting the grounds for the accounting of deferred tax credits contained in the 2007 financial statements.

B)

The proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 25, 2008, at 10.30 a.m.; and, if the minimum quorum is not found, to make second convocation of the stockholders within the legal period.

C)

The Voluntary Dismissal Program, as a permanent program applicable to spontaneous rescissions of employment contracts, and the other criteria applicable to specific situations of the employees who satisfy the requirements for retirement – with the changes proposed by the CEO, Djalma Bastos de Morais.

D)

The proposal of the Board Member Francelino Pereira dos Santos to elect Mr. Djalma Bastos de Morais – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, holder of identity card 019112140-9 (Army Ministry) and CPF 006633526-49 – as Vice- Chairman, to serve the same remaining period of office as that of the other members of the Executive Board, that is to say until the first meeting of the Board of Directors following the Annual General Meeting of Stockholders of 2009.

E)	The minutes of this meeting.

II –

The Board approved the Report of Management and financial statements for 2008 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 30 2008.

III –	The Board authorized:

A)

That the representative of Cemig at the Extraordinary General Meeting of Stockholders of Gasmig should vote in favor of the increase in that company’s capital from R$ 154,656,799.11 to R$ 474,497,206.40, through the issue of 192,805,893 new shares, with issue price of R$ 1.6588725703 per share.

	B)	Revision of the Budget Proposal for 2008 to include the resources necessary for Cemig to pay up, in 2008, the shares mentioned in sub-item “A” of this item, in the amount of up to R$ 101,901,151.00.

Av.Barbacena 1200,   Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil.    Tel.: +55-31 3506-5025. Fax: +55-31 3506-5024.

C)

Signing, with the alteration proposed by the Chairman, of the Technical Cooperation Agreement between the state of Minas Gerais, through its Economic Development Office (SEDE), the Minas Gerais Development Bank (BDMG), the Minas Gerais Economic Development Company (Codemig), the Minas Gerais Integrated Development Institute (INDI) and the Minas Gerais Commercial Board (Jucemg), with period of validity to December 31, 2010, having as its object the formation, within the State Economic Development System, of the State Publicity Center and the Investor Demand Monitoring Center, with participation by BDMG, Cemig, Codemig, INDI and Jucemg, with no transfer of funds or assets between the parties;

IV –	The Board submitted the following proposals to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 30, 2008:

A)

allocation of the net profit for 2007, in the amount of R$ 1,735,449,000, with the alteration proposed by the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher, to include provision that the decision on extraordinary dividends may take place during 2008, after the decision on the asset acquisition plan specified in the Strategic Plan, as follows:

	a)	R$ 86,772,000, or 5% of the net profit, to the Legal Reserve;

	b)	R$ 305,573,000 to the Retained Earnings Reserve, for use in investments and payment of expenses, taxes and debt servicing;

c)

R$ 867,725,000 allocated as obligatory dividend to the company’s stockholders, to be paid in two installments, by June 30 and December 30, 2008, which may be brought forward depending on availability of cash on decision by the Executive Board; and

	d)	R$ 475,379,000 to be kept in Stockholder’s equity in the Reserve under the Bylaws;

B)	I –

Approval of a capital increase, from R$ 2,432,307,280.00 to R$ 2,481,507,565.00, with issue of 9,840,057 new shares, on capitalization of R$ 49,200,285.00, referring to the incorporation of the portions paid as principal, with monetary updating to December 1995, under Clause Five of the Contract to Assign the Outstanding Balance on the CRC Account signed on May 31, 2005 between the State of Minas Gerais and Cemig, with consequent distribution to stockholders of a bonus of 2.022782458 per cent, in new shares, of the same type as those held and with nominal value of five Reais. The difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to installments numbers 1 to 8 of the amortization of the Principal of the said Contract to Assign Credits, adjusted in accordance with the Fifth Amendment to that Contract, will be maintained in the balance for future incorporations.

	II –	Consequent redrafting of the head paragraph of Article 4 of the Bylaws, to the following:

“Clause 4: The company’s registered capital is R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty five Reais), represented by:

		a)	216,923,394 (two hundred and sixteen million nine hundred and twenty three thousand three hundred and ninety four) nominal common shares with nominal value of five Reais each;

		b)	279,378,119 (two hundred and seventy nine million three hundred and seventy eight thousand one hundred and nineteen) nominal preferred shares with nominal value of five Reais.”

III –	Authorization for the Executive Board to take the following measures in relation to the bonus:

a)

to attribute a bonus of 2.022782458 per cent, in new shares, of the same type as those held and with nominal value of five Reais, to holders of the shares making up the capital of R$ 2,432,307,280.00 whose names are in the company’s nominal share registry on the date of the General Meeting of Stockholders that decides on this proposal;

b)

to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said bonus and division of the net proceeds of the sale, proportionately, to the holders of the fractions traded;

	c)	to pay the result of the sum of the remaining fractions to the stockholders, proportionately, together with the first installment of the dividends for the year 2007; and

	d)	to establish that all the shares resulting from this bonus shall have the same rights as those shares from which they originate.

C)

That the representatives of the Company at the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held, together, on April 25, 2008, should vote in favor of the agenda.

V –

The Chairman reported receipt of correspondence from the representatives of Southern Electric Brasil Participações Ltda., requesting inclusion, in the agenda of the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2008, an item relating to resignation or dismissal of members of the Board of Directors and election of new members.

VI –	Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the Voluntary Dismissal Program (PDD), mentioned in Item I, sub-item “C”, above.

VII –	The Chairman reported the death, on February 24, 2008, of the Vice-Chairman Agostinho Patrús.

VIII –	The following voted against the proposal of board member Francelino Pereira dos Santos to appoint the Vice-Chairman, mentioned in Item I, sub-item “D” above:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

IX –

The elected Officer declared that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which may be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

X –	The Chairman stated that the members of the Executive Board are now as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga
Chief Generation and Transmission Officer:	Fernando Henrique Schuffner Neto
Chief New Business Development Officer:	José Carlos de Mattos
Chief Officer for Finance, Investor Relations
Officer and Control of Holdings:	Luiz Fernando Rolla
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Chief Distribution and Sales Officer:	José Maria de Macedo

XI –	The board member Wilson Nélio Brumer presented his resignation as a member of the board, as from today’s date.

XII –	The following spoke on general matters and business of interest to the Company:

The Chairman;
Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil. José Augusto Pimentel Pessôa, Wilson Nélio Brumer, Francelino Pereira dos Santos and Wilton de Medeiros Daher;

CEO (Vice- Chairman):	Djalma Bastos de Morais
Director:	Luiz Fernando Rolla
Manager:	Márcio Saúde Soares.

The following were present:

Board members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto and Francisco de Assis Soares;

CEO (Vice- Chairman):	Djalma Bastos de Morais
Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus and Luiz Otávio Nunes West
Directors:	Luiz Fernando Rolla
Manager:	Márcio Saúde Soares.
Auditors:	Representatives of KPMG Auditores Independentes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros.

9.                                       Summary of Minutes of the 67th Meeting of the Board of Directors, Cemig Distribuição S.A., March 25, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 67th meeting of the Board of Directors

Date, time and place:	March 25, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –                           The Board approved:

a)             The Project for Operation, Maintenance and Refurbishment of the Medium- and Low-voltage Networks in 2008, and opening of the respective tender proceedings and making of the respective purchase or service contracts.

b)            The 2008 Complementary Works Expansion Program, and authorization for opening of the respective tender proceedings and making of the respective purchase or service contracts.

c)             the minutes of this meeting.

II –                    The Board authorized the carrying out of works of extension and modification of the rural distribution network to serve one hundred and sixty consumers of the Bananal Project, in the municipality of Salinas, Minas Gerais, for a period of two hundred and forty days from payment, with financial participation by the client, to be paid by the Minas Gerais Rural Foundation (Ruralminas), and the amounts relating to the Distributor’s Responsibility Charge (ERD) and the material salvaged will be born by Cemig D.

III –                The Board delegated to the Executive Board, with alteration of the period until April 29, 2008, suggested by the CEO, the competence to authorize signing of contracts for sale of electricity (after hearing the view of the Energy Risks Management Committee), supply of electricity and reserve of demand, use of the transmission system with the National System Operator (ONS), connection to the distribution system, sharing of distribution infrastructure, and agreement undertakings made with clients for execution of works in the electricity distribution system, including when they are signed between Cemig D and any of its stockholders or companies which are their parent companies, controlled by them or which are under common control, which individually have value more than or equal to five million Reais; and the respective Amendments and Terms of Rescission, and the Board must be informed of all such instruments approved at its meeting following such approval.

IV –               The Board ratified the adjustments made to the Voluntary Dismissal Program (PPD), the other decisions on that program contained in CRCA-014/2008 remaining unchanged.

V –                   The following item was withdrawn from the agenda:

Signing of a technical-scientific cooperation agreement between Cemig D and Axxiom Soluções Tecnológicas S.A. for development of a new system of management of distribution.

VI –               The board members –

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima and José Augusto Pimentel Pessôa –

voted against the matter relating to the Project for Operation, Maintenance and Refurbishment of the Medium- and Low-voltage Networks in 2008, mentioned in item I, sub-item “a”, above.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

VII –           The board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the matter relating to the adjustments to the voluntary Dismissal Program (PPD), mentioned in item IV, above.

VIII –       Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the adjustments to the voluntary Dismissal Program (PPD), mentioned in item IV, above.

IX –               The following spoke on general matters and business of interest to the Company:

The CEO;
Board members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Francisco de Assis Soares, Fernando Henrique Schuffner Neto and Wilton de Medeiros Daher;

Vice-Chairman/CEO:	Djalma Bastos de Morais;
Board Member and Director:	Marco Antonio Rodrigues da Cunha;
Directors:	José Maria de Macedo and Luiz Fernando Rolla;
Superintendents:	Ricardo Luiz Diniz Gomes, José Aloise Ragone Filho, João Carlos Zamagna Bouhid and Alexandre Francisco Maia Bueno

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David;

Vice-Chairman/CEO:	Djalma Bastos de Morais;
Board member/Director:	Marco Antonio Rodrigues da Cunha;
Directors:	José Maria de Macedo and Luiz Fernando Rolla;
Superintendents:	Ricardo Luiz Diniz Gomes, José Aloise Ragone Filho, João Carlos Zamagna Bouhid and Alexandre Francisco Maia Bueno, and;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                Summary of Minutes of the 429th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, March 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 429th meeting of the Board of Directors

Date, time and place:	March 25, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I –                           The Board approved the minutes of this meeting.

II –                       The Board authorized:

a)                             formation by Cemig GT, jointly with Furnas Centrais Elétricas S.A., of Baguari Energia S.A. – BAGUARI, and signing of the respective Stockholders’ Agreement, to make possible the construction and commercial operation of the Baguari power plant, and orientation to the members of the Board of Directors of Cemig GT to vote in favor of injection of capital into BAGUARI, upon its formation, of R$ 6,938.78; and

b)                            the Executive Board to make any adjustments to the Voluntary Dismissal Program (PDD) such as to do not have economic-financial impact, advising the Board of Directors at its next immediately subsequent meeting.

III –                   The Board ratified:

a)                             appointment of Mr. Luiz Fernando Rolla to concurrent and non-remunerated exercise of functions as a member of the Boards of Directors of Empresa Regional de Transmissão de Energia S.A. – ERTE and Empresa Norte de Transmissão de Energia S.A. – ENTE, for the period of office from 2008 to 2011; and,

b)                            the adjustments made to the Voluntary Dismissal Program, while the decisions made on that program in CRCA 014/2008 remain unchanged.

IV –                  The following item was withdrawn from the agenda:

Signing of a technical-scientific cooperation agreement between Cemig D and Axxiom Soluções Tecnológicas S.A. for development of a new system of management of distribution.

VI –                  Abstention: The board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the Voluntary Dismissal Program, mentioned in Items II, sub-item “b”, and (Initials), sub-item “c”, above.

VI –                  The following voted against the proposals mentioned in Items II, sub-item “b” and III, sub-item “b”, relating to the Voluntary Dismissal Program, and against the proposals in item III, sub-item “a”, on the appointment of a Chief Officer of Cemig to the Board of Directors of ERTE and ENTE, mentioned above:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher.

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

XII –              The following spoke on general matters and business of interest to the Company:

CEO (Vice-chairman):	Djalma Bastos de Morais
Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima and José Augusto Pimentel Pessôa.
Director and Board Member:	Marco Antonio Rodrigues da Cunha
Directors:	Luiz Fernando Rolla.
Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David;

CEO (Vice-chairman):	Djalma Bastos de Morais;
Director and Board Member:	Marco Antonio Rodrigues da Cunha
Directors:	Luiz Fernando Rolla.
Superintendent:	Ricardo Luiz Diniz Gomes.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.           Presentation, “Balance of Supply and Demand,” May 2008

Balance of supply and demand Cemig Geração e Transmissão Bernardo Afonso Salomão de Alvarenga Chief Trading Officer May 2008

2/21 Disclaimer Some statements contained in this presentation are “forward-looking statements” within the meaning of the US Securities Law and are subject to risks and uncertainties. Such statements are forecasts which may different from final numbers, which are not under our control. For a discussion of the risks and uncertainties as they relate to us, please refer to our 20F form for 2006, and in particular item 3 which contains “Basic Information – Risk Factors”. All figures are in BR GAAP.

3/21 Balance of supply and demand – National Grid Brazilian grid system (S.I.N.) 90 Additional needs 80 Electricity market 70 60 50 40 Average GW 30 20 10 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 In operation and tendered SANTO ANTONIO JIRAU Assumptions: use of natural gas thermal plants in accordance with Petrobrás commitment undertaking; average market growth 4.9%; GDP growth 4.2% Sources: ONS/CCEE May 2008 study; EPE PDE , 2007–2016; and Cemig Research.

4/21 Balance of supply and demand – National Grid Brazilian Grid Sources: ONS/CCEE May 2008 study; EPE PDE , 2007–2016; and Cemig Research. Average MW Includes Petrobrás Committment Undertaking -12,000 -10,500 -9,000 -7,500 -6,000 -4,500 -3,000 -1,500 0 1,500 2008 2009 2010 2011 2012 2013 2014 2015 2016 Structural surpluses and deficits of the grid

5/21 Balance of supply and demand – CEMIG GT Average MW Details of electricity supply 4,500 4,000 3,500 3,000 2,500 2,000 3.783 3.761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 1,500 1,000 500 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Own resources

6/21 Balance of supply and demand – CEMIG GT Average MW Details of electricity supply 4,500 651 712 712 4,000 380 381 481 507 260 19 3,500 3,000 2,500 2,000 3,783 3,761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 1,500 1,000 500 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Bilateral purchase contracts / trading Own resources

7/21 Balance of supply and demand – CEMIG GT Average MW Details of electricity supply 4,500 38 306 289 142 651 712 712 4,000 380 381 481 507 260 19 3,500 3,000 2,500 2,000 3,783 3,761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 3,761 1,500 1,000 500 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Planned purchases Bilateral purchase contracts / trading Own resources

8/21 Balance of supply and demand – CEMIG GT Average MW Details of electricity supply 4,500 38 306 289 142 651 712 712 4,000 380 381 481 507 260 19 199 398 3,500 584 3,000 2,500 2,000 3,783 3,761 3,761 3,761 3,761 3,761 3,761 3,562 3,363 1,500 3,177 1,000 500 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Planned purchases Own resources (concessions to be renewed for the 2nd time) Bilateral purchase contracts / trading Own resources

9/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 3,500 3,000 2,500 4,412 4,473 4,473 4,141 4,142 4,242 4,268 2,000 4,021 3,783 3,780 1,500 1,000 500 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

10/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 3,500 3,000 2,500 4,300 4,361 4,361 4,029 4,030 4,130 4,156 2,000 3,909 3.671 1,500 1,000 500 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Passthrough under operating agreement

11/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 3,500 3,000 2,686 2,644 2,744 2,566 2,324 2,500 2,622 3,653 3,797 3,963 3,963 2,000 1,500 1,000 1,344 1,344 1,344 1,387 1,387 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Sales in Regulated Market (distributors) Passthrough under operating agreement

12/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 3,500 3,000 2,686 2,644 2,744 2,566 3,379 3,565 2,324 3,598 2,500 2,622 3,653 2,000 1,500 1,000 1,344 1,344 1,344 1,387 1,387 584 199 398 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Sales to be decided (concessions to be renewed for 2nd time) Sales in regulated market (distributors) Passthrough under operational agreement

13/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 154 481 830 948 3,500 1,498 2,370 2,307 2,583 3,000 2,325 2,411 2,205 2,500 2,648 1,814 1,796 2,000 2,155 1,073 1,500 1,195 1,016 1,000 1,344 1,344 1,344 1,387 1,387 584 199 398 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Sales in Free Market (free consumers and traders) Sales to be decided (concessions to be renewed for 2nd time) Sales in regulated market (distributors) Passthrough under operational agreement

14/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 154 52 481 3 830 948 90 3,500 1,498 106 2,370 2,307 254 2,583 3,000 2,322 2,360 2,500 2,648 2,115 680 1,708 1,542 2,000 884 884 1,500 684 1,475 189 311 1,000 332 1,344 1,344 1,344 1,387 1,387 584 199 398 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Market Share increase (free consumers new contracts) Sales in Free Market (free consumers and traders) Sales to be decided (concessions to be renewed for 2nd time) Sales in regulated market (distributors) Passthrough under operational agreement

15/21 Balance of supply and demand – CEMIG GT Detailing of requirements Average MW 4,500 38 306 289 142 4,000 154 52 481 3 830 948 90 3,500 1,498 106 2,370 2,307 254 2,583 3,000 2,322 2,360 2,500 2,648 2,115 680 1,708 1,542 2,000 884 884 1,500 684 1,475 189 311 1,000 332 1,344 1,344 1,344 1,387 1,387 584 199 398 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Resources Available for Sales / Trading Market Share increase (free consumers new contracts) Sales in Free Market (free consumers and traders) Sales to be decided (concessions to be renewed for 2nd time) Sales in regulated market (distributors) Passthrough under operational agreement

16/21 Balance of supply and demand – CEMIG GT Probable renewals Detailing of requirements Average MW 4,500 38 306 289 142 4,000 154 52 481 3 830 948 90 3,500 1,498 106 2,370 2,307 254 2,583 3,000 2,322 2,360 2,500 2,648 2,115 680 1,708 1,542 2,000 884 884 1,500 684 1,475 189 311 1,000 332 1,344 1,344 1,344 1,387 1,387 584 199 398 1,049 500 503 503 398 398 0 112 112 112 112 112 112 112 112 112 112 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Resources Available for Sales / Trading Market Share increase (free consumers new contracts) Sales in Free Market (free consumers and traders) Sales to be decided (concessions to be renewed for 2nd time) Sales in regulated market (distributors) Passthrough under operational agreement

17/21 Balance of supply and demand National grid vs. Cemig GT Average MW Available for re-contracting / increase of market share Cemig GT Planned purchases National grid surpluses and deficits -12,000 -10,500 -9,000 -7,500 -6,000 -4,500 -3,000 -1,500 0 1,500 3,000 2008 2009 2010 2011 2012 2013 2014 2015 2016 Sources: ONS/CCEE May 2008 study; EPE PDE, 2007–2016; and Cemig Research.

18/21 Brazilian industrial production Physical output growth rate Industry 12 months to Feb 2008 Growth rate, % 0 1 2 3 4 5 6 7 8 9 10 9.5 8.7 8.2 8.1 7.5 7.4 6.9 6.5 5.7 3.1 2.8 2.8 2.4 0.9 MG ES RS PR AM SP BR PE SC RJ PA GO BA CE Source: IBGE

19/21 Portfolio management strategy Measured risks (profit@risk modelling) Long term view – sustainable cash flow Optimal allocation of maturities of contracts Formation of portfolio diversifying sectors, and prioritizing “AAA” clients Creative solutions for Cemig clients Present clients fully served Capacity to be National supplier A service case: 6 different sources for a single consumer Clients pay more for Cemig supply Cemig is sought out by generators and traders because of its capacity for action vis-à-vis clients Trust Participation in new enterprises ensuring sale / trading of electricity – Minas PCH Program, Sugar-alcohol Program and other Hydro and Thermal Generators

A MELHOR ENERGIA DO BRASIL É TAMBÉM MOVIDA PELA PAIXÃO. Quando o assunto é parceria com indústrias, a Cemig é assim: do jeito que o cliente precisa. Por isso, a Empresa não pára de conquistar clientes e reconhecimento. A Cemig acaba de receber o Prêmio Fiat Qualitas Awards Brasil, na categoria Fornecedor de Material Indireto e Serviços. Em 2007, a Cemig conquistou ainda o Prêmio Fiat Qualitas Awards internacional, tendo sido a única empresa, em sua área de atuação, escolhida mundialmente pelo Grupo Fiat. Este ano, fechou importantes parcerias com o Sistema Usiminas, ArcelorMittal e com o Grupo Votorantim, sendo este último o maior contrato já realizado no setor elétrico brasileiro. De parceria em parceria, a Cemig hoje atende clientes industriais em São Paulo, Rio de Janeiro, Rio Grande do Sul, Mato Grosso do Sul, Bahia, entre outros estados. Para a Cemig, atender consumidores que têm liberdade de escolha é uma grande satisfação. Ser reconhecida por eles, é a prova de que trabalhar com paixão, sempre dá resultado.

21/21 Investor Relations ri@cemig.com.br Tel: (55-31) 3506-5024 Fax: (55-31) 3506-5025

Financial Forecasts – (Guidance) 2008 – 2012 Emílio Castelar P. Pereira Economic and Financial Planning Department May 2008

2/17 Disclaimer All the statements in this presentation are ‘forecasts’ in the definition of the US Securities Laws, and are subject to risks and uncertainties. “Forecasts” are projections which could differ from the final numbers and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 20F form for 2007, and in particular Item 3 containing “Basic information – Risk factors”. All amounts are in BRGAAP

3/17 Guidance 2008-2012 Agenda • Assumptions • Results

4/17 Guidance 2008-2012 Agenda • Assumptions • Results

5/17 Guidance 2008-2012  Financial indicators 2008 2009-2012 Planned Planned Central Central Variable Febraban scenario, Febraban scenario Bank Bank average GDP 4.7% 4.7% 4.7% 4.3% 4.2% N.A IGP-M 6.3% 6.6% 6.1% 4.4% 4.2% N.A IPCA 4.6% 4.9% 4.8% 4.4% 4.2% N.A Selic, average12.1% 12.2% ND 10.6% 10.5% N.A TJLP 6.25% 6.25% 6.25% 549% ND N.A US$ , EOP 1,80 1.74 1.74 2.03(*) 2.00 N.A Source: MCM Consultores – Cláudio Adílson Gonçalez (*) at end of December, 2012 Focus Report, May 2, 2008 Febraban (April 2008)

6/17 Guidance Revenue assumptions 2008-2012 Generation Market - TWh 40 30 20 10 0 2008 2009 2010 2011 2012

7/17 Guidance Revenue assumptions 2008-2012 GENERATION GENERATION PRICES – ANNUAL AVERAGES (R$/MWh) In 2008 and 2009 there 99 100 is no significant re- 100 negotiation of contracts, 94 with the exception of 95 substitution of sales by traders. 90 From 2010 onward there is greater variation in the 84 84 85 portfolio of sale contracts, and also availability of greater 80 2008 2009 2010 2011 2012 electricity resources. Constant – June 2008 $

8/17 Guidance Revenue assumptions 2008-2012 DISTRIBUTION 9 Receipt of last portion (deferred) of Delta PB, over the period April 2008 to March 2009; 9 Xe factor is assumed to be 0.67%, as per administrative appeal at Aneel (still awaiting ruling); 9 Method of adjustments in cycle as per current methodology, without impact of the proposals made in Public Hearing (AP 052); 9 Continuation of invoicing of the RTE (Extraordinary Tariff Re-composition) up to 2010, corresponding to the restitution of Portion A (January to October 2001) during the period of rationing.

9/17 Guidance Revenue assumptions 2008-2012 DISTRIBUTION MARKET Retail Market (Captive) - Total Electricity Distributed (Captive + TWh Free) - TWh 45 45 35 35 25 25 15 15 2008 2009 2010 2011 2012 2008 2009 2010 2011 2012 Assumptions for market: macro-economics scenario and specific characteristics of each class of consumption, such as family income, growth of GDP and tariff.

10/17 Guidance Revenue assumptions 2008-2012 TRANSMISSION REVENUE CURVE 500 492 493 490 490 490 480 480 470 460 450 2008 2009 2010 2011 2012 Constant June 2008 R$ Million

11/17 Guidance Assumptions for costs 2008-2012 PMSO – Personnel, Material, Services and Others Distribution Driver: the ‘Reference Company’ for the Distribution company Transmission Business (Company: GT) Driver: regulatory ‘Reference Company’ Generation Business (Company GT) Driver: best market practices

12/17 Guidance Cost Assumptions 2008-2012 DISTRIBUTION AVERAGE PRICE FOR PURCHASE OF ELECTRICITY (R$/MWh) 105 In 2008 and 2009 the volume of existing 101 100 contracts (Itaipu, Bilateral 100 and Existing Energy 96 Auction contracts) is approx. 85% of the 95 distribution company’s purchasing requirements. Starting in 2010 ,the need 90 87 88 for new purchases increases the average 85 acquisition price of 2008 2009 2010 2011 2012 electricity. Constant June 2008 R$

13/17 Guidance 2008-2012 Agenda • Assumptions • Results

14/17 Guidance EBITDA 2008-2012 CONSOLIDATED 5500 5000 Year Lower limit Upper limit 2008 4,005 4,360 4500 2009 3,844 4,207 2010 4,139 4,529 4000 2011 4,492 4,940 2012 4,730 5,228 3500 Consolidated including amounts for Holding companies 2008 2009 2010 2011 2012 and affiliates Constant June 2008 R$ million

15/17 Guidance EBITDA 2008-2012 Strategic Plan “Growing, to add value” EBITDA 4400  4200 4000 3800 2008 2009 Guidance 2007 Guidance 2008 Value of Company Strategic point of inflection Strategic Plan Intertial growth Today 2035 Constant June 2008 R$ million

16/17 Guidance 2008-2012 EBITDA Distribution Generation and Transmission 2000 2000 1800 1800 1600 1600 Lower Upper Lower Upper Year Year limit limit limit limit 1400 1400 2008 1,745 1,885 2008 1,725 1,875 2009 1,760 1,900 2009 1,470 1,620 1200 1200 2008 2009 2008 2009 Holdings 900 700 Lower Upper 500 Year limit limit 2008 620 720 2009 650 750 300 2008 2009 Constant June 2008 R$ million

17/17 Investor Relations ri@cemig.com.br Tel: (55-31) 3506-5024 Fax: (55-31) 3506-5025

12.           Market Announcement, Companhia Energética de Minas Gerais, May 26, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig signs R$ 4.4 billion electricity supply contract with ArcelorMittal

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with Article 12 of Brazilian CVM Instruction 358 of 3 January 3, 2002 and its commitment to best corporate governance practices, hereby informs the public that on May 26 2008 contracts were signed for supply of electricity to the ArcelorMittal group, with period of validity up to the year 2020.

With the signature of these contracts, in one of the largest agreements ever made in Brazil’s “Free Market” for wholesale electricity transactions, Cemig now supplies electricity to all the industrial units of ArcelorMittal and also to Belgo Bekaert, located in the Southeast and Northeast.

Cemig will supply amounts of electricity scaling up to 313.5 average MW, double the present level of supply. The contracts between the two companies have total value of R$ 4.4 billion.

Belo Horizonte, May 26, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations Officer and Control of Holdings

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Fax (0XX31)3506-2578 - Tel.: (0XX31)3506-5024

13.           Summary of Minutes of the 434th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ N° 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF MINUTES OF THE 434TH MEETING OF THE BOARD OF
DIRECTORS

At its meeting held on May 27, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               To submit a request to the Extraordinary General Meeting of Stockholders for appointment of a company to carry out economic-financial valuations of companies and PCHs for transfer of assets to Cemig and Cemig GT.

2.               Injection of capital into Transchile Charrúa Transmisión S.A.

3.               Orientation of vote in the Extraordinary General Meeting of Stockholders of Cemig GT.

4.               The Forluz Defined Benefit Plan (The BD Plan).

5.               Orientation of vote in the Extraordinary General Meeting of Stockholders of Empresa Paraense de Transmissão de
Energia – ETEP.

6.               Authorization to call an Extraordinary General Meeting of Stockholders of Cemig to decide on the matters referred to in Items 1 to 3 above.

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

14.           Summary of Principal Decisions at the 71st Meeting of the Board of Directors, Cemig Distribuição S.A., May 27, 2008

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 71st meeting, held on May 27, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.     The Reluz Program, phase III (“Reluz III”)

2.     The Countryside Service 2008 Project (Projeto Atendimento Rural em 2008).

3.     Presentation of the TECOM project – Project for a System of Control of Electricity Sector Logistical, Operational and Communications Management.

4.     Signing of the second amendment to the technical and financial working agreement with the Minas Gerais Highways Department (“DER/MG”).

5.     The Forluz Defined Benefit Plan (The BD Plan).

Cemig General Secretariat – SG

15.           Summary of Principal Decisions at the 69th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 27, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 69th meeting, held on May 27, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.     Sub-lease of an area in the Júlio Soares Building to Baguari Energia S.A.

2.     Contracting of services of conservation, cleaning, building maintenance, waiter service, materials loading and unloading, gardening, preservation of green areas, mowing and electrical maintenance.

3.     To submit to the Extraordinary General Meeting of Stockholders a request for appointment of a company to carry out economic-financial valuations of companies and PCHs for transfer of assets to Cemig and Cemig GT.

4.     The Forluz Defined Benefit Plan (The BD Plan).

5.     Re-ratification of a prior decision of the Board of Directors on signature of a Contract for Advance against Future Capital Increase, altering the amount to be injected by Furnas into Baguari Energia S.A.

6.     Authorization to call an Extraordinary General Meeting of Stockholders of Cemig, on June 13, 2008, to decide on the matter referred to in Item 3 above.

16.           Invitation to Extraordinary General Meeting of Stockholders: Convocation, May 27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby invited to an Extraordinary General Meeting of Stockholders to be held on:

June 13, 2008, at 10 a.m.,
at:	Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil,

to decide on the following matters:

1)    the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., to carry out economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S .A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.,

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão.

2)    orientation to the representatives of the Company, in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. that deals with the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic-financial valuation of the Cemig generation and transmission companies and the Small Hydro Plants of Cemig Geração e Transmissão S.A., to vote in favor of the proposal on the agenda.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing, preferably by June 11, 2008, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, May 27, 2008.

Marcio Araújo de Lacerda
Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To the Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig, whereas –

a)   A study is in progress on the stockholding reorganization of the Cemig Group relating to its generation and transmission companies:

•      Usina Térmica Ipatinga S.A.,

•      Horizontes Energia S.A.,

•      CEMIG PCH S.A.,

•      Sá Carvalho S.A.,

•      Rosal Energia S.A.,

•      Usina Termelétrica Barreiro S.A.,

•      Cemig Capim Branco Energia S.A.,

•      Companhia Transleste de Transmissão S.A.,

•      Companhia Transirapé de Transmissão S.A.,

•      Companhia de Transmissão Centroeste de Minas S.A.,

•      Companhia Transudeste de Transmissão S.A.,

•      Transchile Charrúa Transmisión S.A.,

•      Empresa Catarinense de Transmissão de Energia S.A.,

•      Empresa Regional de Transmissão de Energia S.A.,

•      Empresa Paraense de Transmissão de Energia S.A.,

•      Empresa Norte de Transmissão de Energia S.A.,

•      Empresa Amazonense de Transmissão de Energia S.A.,

•      Central Hidrelétrica Pai Joaquim S.A. and

•      Central Termelétrica de Cogeração S.A.;

b)   Cemig, in line with its Strategic Planning, has prepared a project to add value to the Small Hydro Plants (PCHs);

c)   the assets of the following PCHs will be the subject of preliminary valuation, for later transfer:

•	Anil;	•	Marmelos;	•	Poquim;
•	Bom Jesus do Galho;	•	Martins;	•	Rio de Pedras;
•	Cajuru;	•	Paciência;	•	Salto Morais;
•	Dona Rita;	•	Pandeiros;	•	Santa Luzia;
•	Gafanhoto;	•	Paraúna;	•	Santa Marta;
•	Jacutinga;	•	Peti;	•	São Bernardo;
•	Joasal;	•	Piau;	•	Sumidouro;
•	Lages;	•	Pissarrão;	•	Tronqueiras;
•	Luiz Dias;	•	Poço Fundo;	•	Xicão;

d)   the allocation of the assets between the wholly-owned subsidiaries will take place, preferentially, in accordance with the criteria of regionalization;

e)   for transfer to be effected, it is necessary to carry out valuation of the equity of these assets;

f)    Contract Nº 4570009987 is in force with Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., a company specialized in and with technical capacity for carrying out this work, and thus able to start the process of valuation immediately;

• now proposes to you the following:

• That the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. should be appointed to carry out the economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S .A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão;

preparing economic-financial valuation opinions, which shall be subsequently submitted for consideration by a further Extraordinary General Meeting of Stockholders, in accordance with Article 8 of Law 6404 of December 15, 1976, as amended. The final proposal for stockholding restructuring of Cemig’s generation and transmission companies and also the transfer of the PCH assets shall be subsequently submitted to the Board of Directors for approval.

• That the representatives of the Company, in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. that deals with the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic-financial valuation of the Cemig generation and transmission companies and the Small Hydro Plants, should vote in favor of the proposal on the agenda.

Belo Horizonte, May 27, 2008

Marcio Araújo de Lacerda – Chairman of the Board	Jeffery Atwood Safford – Member

Djalma Bastos de Morais – Vice-Chairman	João Camilo Penna – Member

Aécio Ferreira da Cunha – Member	Marco Antonio Rodrigues da Cunha – Member

André Araújo Filho – Member	Maria Estela Kubitschek Lopes – Member

Alexandre Heringer Lisboa – Member	Roberto Pinto Ferreira Mameri Abdenur – Member

Evandro Veiga Negrão de Lima – Member	Wilton de Medeiros Daher – Member

Francelino Pereira dos Santos – Member

17.           Notice to Stockholders, Companhia Energética de Minas Gerais, June 11, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ N° 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

First 50% of 2007 dividends will be paid on June 27

We give notice that Cemig will make payment to stockholders of R$ 433,862,500, being the first part of the stockholder remuneration for 2007, on June 27, 2008. This is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 25, 2008.

Stockholders whose names were on the Company’s Nominal Share Registry on April 25, 2008 have the right to this payment.

The proceeds from the sale of the fractions arising from the bonus will be credited to the respective stockholders together with the payment of this first installment of dividends, as decided by the said Ordinary and Extraordinary General Meetings of Stockholders.

Stockholders with banking domicile at BRADESCO or OTHER BANKS, who have advised this status, will have their credits made automatically on the first day of payment, on which day they will also receive the corresponding notice of credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of BRADESCO to update his/her registry details. Proceeds from shares deposited in custody at CBLC* will be credited to that entity and the DEPOSITORY BROKERS will be responsible for passing the amounts through to holders.

Belo Horizonte, June 11, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations Officer and Control of Holdings

* CBLC = (Companhia Brasileira de Liquidação e Custódia – Brazilian Settlement and Custody Company)

Av.Barbacena 1200,  Santo Agostinho,   30190-131 Belo Horizonte, MG, Brazil.     Tel.: +55-31 3506-2578. Fax: +55-31 3506-5025

18.           Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., June 13, 2008

Cemig Geração e Transmissão S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON JUNE 13, 2008

At 1 p.m. on June 13, 2008, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the voting stock, attended an Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by counsel Djalma Bastos de Morais, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representative of the stockholder Companhia Energética de Minas Gerais proposed the name of the Chief Generation and Transmission Officer, Fernando Henrique Schuffner Neto, to chair the meeting. The proposal of the representative of the stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the meeting opened and invited me, Anamaria Pugedo Frade Barros, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the powers of the state, and O Tempo, on May 29, 30 and 31, and in Gazeta Mercantil on May 29 and 30 and June 2 of this year, the content of which is as follows:

“CEMIG GERAÇÃO E TRANSMISSÃO S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on June 13, 2008, at 1 p.m., to be held

on	June 13, 2008, at 1 p.m.,
at	Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil,

to decide on the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., to carry out economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão;

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

and to prepare economic-financial valuation opinions.

Belo Horizonte, May 27, 2008.

(Signed:)     Marcio Araújo de Lacerda, Chairman of the Board of Directors”.

The Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which is as follows:

“PROPOSAL BY

THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Stockholders:

The Board of Directors of Cemig Geração e Transmissão S.A.:

whereas:

a) a study is in progress on the stockholding reorganization of the Cemig Group relating to its generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Peti,	Santa Luzia,
Bom Jesus do Galho,	Luiz Dias,	Piau,	Santa Marta,
Cajuru,	Marmelos,	Pissarrão,	São Bernardo,
Dona Rita,	Martins,	Poço Fundo,	Sumidouro,
Gafanhoto,	Paciência,	Poquim,	Tronqueiras,
Jacutinga,	Pandeiros,	Rio de Pedras,	and
Joasal,	Paraúna,	Salto Morais,	Xicão;

d)    the allocation of the assets between the wholly-owned subsidiaries will take place, preferentially, in accordance with the criteria of regionalization;

e)     for transfer to be effected, it is necessary to carry out valuation of the equity of these assets; and

f)     Contract Nº 4570009987 is in force with Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., a company specialized in and with technical capacity for carrying out this work, and thus able to start the process of valuation immediately;

•     now proposes to you that:

•     the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. should be appointed to carry out the economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.

and the following PCHs of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,

Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão;

and to prepare economic-financial valuation opinions, to be submitted subsequently for consideration by a further Extraordinary General Meeting of Stockholders, in accordance with Article 8 of Law 6404 of December 15, 1976, as amended. The final proposal for stockholding restructuring of Cemig’s generation and transmission companies and also the transfer of the PCH assets shall be subsequently submitted to approval by the Board of Directors.

Belo Horizonte, May 27, 2008.

(Signed by:)

Marcio Araújo de Lacerda – Chairman of the Board;

Djalma Bastos de Morais – Vice-Chairman;

Aécio Ferreira da Cunha – Member; André Araújo Filho – Member; Alexandre Heringer Lisboa – Member; Evandro Veiga Negrão de Lima – Member; Francelino Pereira dos Santos – Member; Jeffery Atwood Safford – Member; João Camilo Penna – Member; Marco Antonio Rodrigues da Cunha – Member; Maria Estela Kubitschek Lopes – Member; Roberto Pinto Ferreira Mameri Abdenur – Member; Wilton de Medeiros Daher – Member”.

The Chairman then stated that Contract Nº 4570009987, referred to in the above Proposal, was signed between Cemig GT, Cemig D and Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda, and that the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., CNPJ 05.534.178/0001-36, is situated at Rua Flórida 1758, 1st floor, in the district of Cidade Monções, CEP 04565-001, in São Paulo, São Paulo State.

Continuing with the business of the meeting, he put the Proposal made to this meeting by the Board of Directors to debate, and, subsequently, to the vote, and it was approved.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of these Minutes.

The session being reopened, the Chairman, after putting the said Minutes to debate and to the vote and verifying that they had been approved and signed, declared the meeting closed.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote and signed these Minutes together with all those present.

19.           Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais, June 13, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON JUNE 13, 2008

At 10 a.m. on June 13, 2008, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, General Attorney of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of the Cemig General Secretariat (SG), informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Djalma Bastos de Morais to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the powers of Minas Gerais State, and O Tempo, on May 29, 30 and 31, and in Gazeta Mercantil on May 29 and 30 and June 2 of this year, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

Stockholders are hereby invited to an Extraordinary General Meeting of Stockholders

to be held on:	June 13, 2008, at 10 a.m.,
at:	Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil,

to decide on the following matters:

1)    appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., to carry out economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,

Cia. Transudeste de Transmissão S.A.,

Transchile Charrúa Transmisión S.A.,

Empresa Catarinense de Transmissão de Energia S.A.,

Empresa Regional de Transmissão de Energia S.A.,

Empresa Paraense de Transmissão de Energia S.A.,

Horizontes Energia S.A.,
Cemig PCH S.A.,
Sá Carvalho S.A.,
Rosal Energia S.A.,
Usina Termelétrica Barreiro S.A.,
Cemig Capim Branco Energia S.A;
Cia. Transleste de Transmissão S.A.;

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-2578 - Fax (0XX31)3506-5025

Cia. Transirapé de Transmissão S.A., Cia. Centroeste Minas de Transmissão S.A.,	Empresa Norte de Transmissão de Energia S.A., Empresa Amazonense de Transmissão de Energia S.A., Central Hidrelétrica Pai Joaquim S.A. and Central Termelétrica de Cogeração S.A., and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão,

and to prepare economic-financial valuation opinions;

2)    orientation on voting, to the representatives of the Company at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. which deals with the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic-financial valuation of the Cemig generation and transmission companies and the Small Hydro Plants of Cemig Geração e Transmissão S.A.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing, preferably by June 11, 2008, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, May 27, 2008.

Marcio Araújo de Lacerda

Chairman of the Board of Directors.”

Before the agenda of this Meeting was put to debate, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the Bylaws adopted by the Extraordinary General Meeting of Stockholders of October 25, 1999, and subsequent meetings, were approved only in view of the suspension of the Stockholders’ Agreement, by the decision of the Judiciary, and were, thus, provisional and precarious. He stated that, thus, the acts and operations practiced or submitted to the approval of the management bodies of Cemig, under such changes in the Bylaws made under the protection of a Court decision currently in force, could at any moment be revised and withdrawn from the legal universe.

On the question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision that annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character – being a decision on the merits, and that, therefore, this is not a case of suspension, but annulment. He added that there is already a decision on the merit which annuls the Stockholders’ Agreement confirmed by the Appeal Court of the State of Minas Gerais. He further stated that the decisions of this Board may only take into account what exists in the present day, and that not to vote on matters while awaiting a Court decision would be irresponsible since, in reality, the said Stockholders’ Agreement, by force of a Court decision, cannot produce any effect and the decisions taken are taken strictly within compliance with the Court decision. Finally, he said that the Extraordinary and Special Appeals brought by Southern were not allowed for hearing by the Vice-Chairman of the Appeal Court of Minas State, and that the Higher Appeal Court had refused the Interlocutory and Special Appeals filed by Southern, reinforcing the legal situation already declared by the Appeal Court of Minas Gerais, that is to say, the inefficacy of the Stockholders’ Agreement which is the subject of the action.

Again having the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal, currently before the Federal Supreme Court, is still awaiting judgment.

The Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which is as follows:

“PROPOSAL BY

THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To the Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

whereas:

a) a study is in progress on the stockholding reorganization of the Cemig Group relating to its generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.,

b)    Cemig, in line with its Strategic Planning, has prepared a project to add value to the Small Hydro Plants (PCHs);

c)     the assets of the following PCHs will be the subject of preliminary valuation, for later transfer:

•	Anil;	•	Marmelos;	•	Poquim;
•	Bom Jesus do Galho;	•	Martins;	•	Rio de Pedras;
•	Cajuru;	•	Paciência;	•	Salto Morais;
•	Dona Rita;	•	Pandeiros;	•	Santa Luzia;
•	Gafanhoto;	•	Paraúna;	•	Santa Marta;
•	Jacutinga;	•	Peti;	•	São Bernardo;
•	Joasal;	•	Piau;	•	Sumidouro;
•	Lages;	•	Pissarrão;	•	Tronqueiras;
•	Luiz Dias;	•	Poço Fundo;	•	Xicão;

d)    the allocation of the assets between the wholly-owned subsidiaries will take place, preferentially, in accordance with the criteria of regionalization;

e)     for transfer to be effected, it is necessary to carry out valuation of the equity of these assets; and

f)     Contract Nº 4570009987 is in force with Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., a company specialized in and with technical capacity for carrying out this work, and thus able to start the process of valuation immediately;

•     now proposes to you that:

•     the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. should be appointed to carry out the economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão;

and to prepare economic-financial valuation opinions, to be submitted subsequently for consideration by a further Extraordinary General Meeting of Stockholders, in accordance with Article 8 of Law 6404 of December 15, 1976, as amended. The final proposal for stockholding restructuring of Cemig’s generation and transmission companies and also the transfer of the PCH assets shall be subsequently submitted to the Board of Directors for approval.

• That the Company’s representatives, at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. dealing with the appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic-financial valuation of the Cemig generation and transmission companies and the Small Hydro Plants, should vote in favor of the proposal on the agenda.

Belo Horizonte, May 27, 2008.

(Signed by:)

Marcio Araújo de Lacerda – Chairman of the Board;

Djalma Bastos de Morais – Vice-Chairman;

Aécio Ferreira da Cunha – Member; André Araújo Filho – Member; Alexandre Heringer Lisboa – Member; Evandro Veiga Negrão de Lima – Member; Francelino Pereira dos Santos – Member; Jeffery Atwood Safford – Member; João Camilo Penna – Member; Marco Antonio Rodrigues da Cunha – Member; Maria Estela Kubitschek Lopes – Member; Roberto Pinto Ferreira Mameri Abdenur – Member; Wilton de Medeiros Daher – Member”.

The Chairman then stated that Contract Nº 4570009987, referred to in the above Proposal, was signed between Cemig GT, Cemig D and Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., and that the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., CNPJ 05.534.178/0001-36, is situated at Rua Flórida 1758, 1st floor, in the district of Cidade Monções, CEP 04565-001, in São Paulo, São Paulo State.

Continuing with the business of the meeting, he put the Proposal made to this meeting by the Board of Directors to debate, and, subsequently, to the vote. The provisions of Law 8666/1993 being complied with, the said Proposal was approved unanimously.

The meeting being opened to the floor, the representative of the stockholder the State of Mg spoke and expressed a vote of praise for the Executive Board and the Board of Directors for their conduct of the direction and business of the company, emphasizing satisfaction with the Management of the CEO, Djalma Bastos de Morais.

The meeting remaining open to the floor, since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of these Minutes.

The session having been reopened, the Chairman, after putting the said Minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote and signed these Minutes together with all those present.